Exhibit 99.1

November 15, 2017

To the Limited Partners of Navios Maritime Partners L.P. (the “Company” or “Navios”):

This letter is being sent to you in connection with a proposed court approved amendment to the Company’s Third Amended and Restated Limited Partnership Agreement (the “Agreement”).

Pursuant to Section 13.4 of the Agreement, Navios must hold an annual meeting (an “Annual Meeting”) of its limited partners (the “Limited Partners”) to elect members of the Company’s board of directors and to conduct such other business properly brought before the Annual Meeting. Unfortunately, the Company has not been able to conduct business at its Annual Meetings since 2016 because it has not achieved a quorum of Limited Partners at any such duly called meeting. Most recently, the Company was not able to achieve a quorum for its proposed Annual Meeting on October 27, 2017, despite substantial effort and expense. Due to a drafting omission, the Agreement provides that the quorum at any adjourned Annual Meeting is the same as that of the initial meeting. Instead, the Agreement was intended to provide that the quorum for such adjourned Annual Meeting will be the actual number of holders of outstanding units present in person or by proxy at such adjourned Annual Meeting.

The foregoing drafting omission hinders the Company’s ability to hold an Annual Meeting. Until Navios is able to obtain a quorum at an Annual Meeting, it will not be able to conduct any business normally conducted at such Annual Meeting, including the election of directors, approval of the appointment of the independent auditors, and any other important business that may be fundamental to the continuing operations of the Company and its Limited Partners. Navios values the input of its Limited Partners, and believes that the current inability to conduct business at a meeting of Limited Partners stalls partnership democracy and deprives the Limited Partners of their voice in important governance matters.

In order to remedy this problem and permit the Limited Partners to exercise their voting rights, the Company has filed a petition (the “Petition”) with the High Court of the Republic of the Marshall Islands (the “Court”), under High Court Civil Action 2017-264 requesting approval to amend the Agreement to lower the quorum needed in order to conduct business at an adjourned Annual Meeting of Limited Partners. A copy of the Petition is attached hereto as Exhibit A. The Petition proposes the following amendment to Section 13.9 of the Agreement regarding quorum and voting:

“provided however, and anything to the contrary herein contained notwithstanding, at any adjourned annual meeting of the Limited Partners, the holders of Outstanding Units present in person or by proxy and entitled to vote thereat, shall constitute a quorum at such adjourned meeting for the transaction of any business brought before such adjourned meeting and the act of the Limited Partners holding a majority of the units represented in person or by proxy at such adjourned meeting shall be deemed to constitute the act of all Limited Partners.”

On November 1, 2017, the High Court of the Republic of the Marshall Islands entered an order (“Order”) approving service upon the Limited Partners by the same method as used to notify the Limited Partners in connection with an annual or special meeting of the Limited Partners. A copy of the Order is attached hereto as Exhibit B.

Copies of the Petition and the Order that are attached hereto will be publicly filed in Interim Reports on Form 6-K with the U.S. Securities and Exchange Commission. You do not need to take any action in response to this letter, however, as stated in the Order, you have a 30 calendar day notice period from the date of mailing to reply to this letter and file an objection to the Petition, if you so wish. An objection must be filed with the Company and the High Court of the Republic of the Marshall Islands by sending it via email to Navios at legal_corp@navios.com and the High Court at marshall.islands.judiciary@gmail.com and which (i) if requiring the consideration of facts not appearing in the Petition, be supported by affidavit, (ii) if involving a substantial question of law, be accompanied by a memorandum of points and authorities that address the argument(s) raised in the Petition; and (iii) must not exceed 15 pages, exclusive of attachments. Notwithstanding the aforesaid, if you wish to file an objection you are strongly advised to refer to the Petition and Order and not simply rely on the contents of this letter. Following the expiration of this notice period, and if no opposition has been filed in the manner and within the time frame as stated in the Order, the Company will seek an order from the High Court of the Republic of the Marshall Islands approving the Amendment. Upon receipt of such order the Company intends to amend the Agreement as stated in the Petition.

The Company values your input and we hope that the Amendment will strengthen the Company’s partnership democracy and allow Navios to continue to provide you with a voice in important governance matters.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Vasiliki Papaefthymiou
Name:	Vasiliki Papaefthymiou
Title:	Secretary

EXHIBIT A

Petition

[See attached]

Dennis J. Reeder
Bar Certificate No. 80
P.O. Box 601
Majuro, MH 96960
Telephone: +1-692-625-3602
Honolulu: 808-352-0749
Email: dreeder.rmi@gmail.com
Attorney for Petitioner Navios Maritime Partners L.P.

NAVIOS MARITIME PARTNERS L.P., through Its Board of Directors

Petitioner,

vs.	HC CA 2017-264

THE LIMITIED PARTNERS OF NAVIOS MARITIME PARTNERS L.P.

Respondents

PETITION FOR INSTRUCTIONS REGARDING THE PROPOSED

AMENDMENT TO THE THIRD AMENDED AND RESTATED LIMITED

PARTNERSHIP AGREEMENT

Now comes Dennis J. Reeder, attorney for Navios Maritime Partners L.P, (“Navios”), and hereby submits this Petition for Instructions Regarding the Proposed Amendment to the Third Amended and Restated Limited Partnership Agreement (the “Agreement”), and in relation thereto states as follows:

l.	This Court has jurisdiction to hear this matter pursuant to the provisions of Section 3, of Article VI, of the Constitution of the Republic of the Marshall Islands (the “RMI”), and Title 52, Chapter 3, Section 14(2) of the RMI Limited Partnership Act (the “Act”).

PARTIES

2.	Navios is a limited partnership formed and validly existing under the laws of the RMI having been duly formed on August 7, 2007. See attached Exhibit A. Its activities and affairs are governed by provisions and terms of the Act and the Agreement. A copy of the Agreement is attached as Exhibit B.

3.	The Respondents (the “Limited Partners”), are all those parties who hold a limited partnership interest in Navios through their ownership of publicly traded common units and who are entitled to vote on the matters described below. A list of the Limited Partners is attached hereto as Exhibit C.

4.	Service of the Petition to all of the Respondents—Limited Partners is to be effected by providing personal service on the record holders of Petitioner, as set forth in the books and records of Petitioner’s transfer agent, by the same method as used when sending out notices of an annual or other meeting to the Respondents—Limited Partners, as requested in the attached Motion for Alternative Service.

5.	Under Section 13.4 of the Agreement, Navios is required to call an annual meeting of the Limited Partners for the purpose of electing members of the board of directors of Navios and conducting such other business that is properly brought before the Limited Partners during the annual meeting.

6.	Under Section 13.5 of the Agreement notice of the annual meeting is required to be given to all Limited Partners in order to allow them to either appear in person or submit a proxy to enable them to vote on the matters properly brought before the annual meeting.

7.	Only holders of limited partnership interests, as represented by the common units, on the record date are allowed to vote at the annual meeting.

8.	Since 2016, Navios has been unable to achieve a quorum of Limited Partners at an annual meetings, despite having given notice of the annual meeting pursuant to the Agreement to all Limited Partners entitled to vote at that meeting, because its common units are widely held by a large number of holders and such holders did not respond to or return their proxy materials received in connection with such meeting.

9.	The most recent duly called and noticed meeting of the Limited Partners was held on October 27, 2017. That meeting was forced to be adjourned because of a lack of a quorum by approximately 11 million votes which is 8% short of the required amount of votes to meet the quorum requirements under the provisions of the Agreement.

10.	This continued lack of quorum has paralyzed a key governance framework of Navios and stalled its attempts to conduct business properly brought before its annual meeting. Navios fully expect this stagnation to continue indefinitely unless it is able to reduce the quorum necessary to conduct business at its meetings of Limited Partners.

11.	The term of Navios’ Class II director was set to expire at the 2016 annual meeting, which was originally scheduled for December 15, 2016, but which meeting was adjourned due to a lack of quorum. As a result, Navios’ Class II director serves without any electoral mandate and without the accountability associated with annual elections that the law of the RMI requires.

12.	A proposal for election of Class II director has once again been scheduled for a vote at the 2017 annual meeting, but based upon the limited number of votes received to date, it is highly unlikely that Navios will achieve a quorum at the 2017 annual meeting, and the meeting will once again need to adjourn the meeting date, depriving the Limited Partners from voting on the proposed Class II director for over two years.

13.	Similarly, the term of Navios’ Class III director is set to expire at the 2017 annual meeting, but as described above, it is highly unlikely that Navios will achieve a quorum at the 2017 annual meeting and Navios will need to adjourn the meeting date, depriving the Limited Partners from voting on the proposed Class III director. Accordingly, Navios’ Class III director is likely to continue serving without any electoral mandate and without the accountability associated with annual elections that the law of the RMI requires.

14.	For the same reasons, the Limited Partners were deprived of their right to approve the appointment of PricewaterhouseCoopers S.A. as Navios’ independent auditors for the fiscal year ended December 31, 2016, and it appears likely that the Limited Partners will not be given an opportunity to approve the appointment of PricewaterhouseCoopers S.A. as Navios’ independent auditors for the fiscal year ended December 31, 2017. As a result, PricewaterhouseCoopers S.A. has served as Navios’ independent auditors for 2016, and is likely to continue such service for 2017 without any input from the Limited Partners.

15.

If Navios is unable to conduct its annual meetings, it will remain unable to conduct any business at all, including the election of directors, approval of the appointment of the independent auditors, and any important business that may be fundamental to the continuing operations of Navios and its Limited Partners. For the same reasons, Limited

Partners will also be deprived of their right to vote at even a special meeting. Navios believes that the inability to conduct annual or special meetings is, and will continue to be, detrimental to Navios, the general partners, and the Limited Partners thereof.

16.	Navios values the input of its Limited Partners, and believes that the current inability to conduct business at a meeting of Limited Partners stalls partnership democracy and deprives the Limited Partners of their voice in important governance matters.

17.	The Agreement provides in Article XIII, Sections 13.1 as follows:

“Amendments to be Adopted Without Approval of the Limited Partners or the General Partner. The General Partner and each Limited Partner agree that the Board of Directors, without the approval of any Limited Partner or, subject to Sections 5.5, the General Partner, may amend any provision of the this Agreement and executed, swear to, acknowledge, deliver, file, and record whatever documents may be required in connection therewith, to reflect: (d) a change that the Board of Directors determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests.”

18.	Section 14(2) of the RMI Act provides as follows:

“If a person required to execute a partnership agreement or amendment thereof fails or refuses to do so, any other person who is adversely affected by the failure or refusal may petition the High Court to direct the execution of the partnership agreement or amendment thereof. If the Court finds that the partnership agreement or amendment thereof should be executed and that any person so designated has failed or refused to do so, it shall enter an order granting appropriate relief.”

19.	In order to eliminate the problem of not being able to obtain a quorum at annual meeting, Navios has proposed an amendment (the “Amendment”), to Section 13.9 of the Agreement regarding Quorum and Voting. The Amendment reads as follows:

“provided however, and anything to the contrary herein contained notwithstanding, at any adjourned annual meeting of the Limited Partners, the holders of Outstanding Units present in person or by proxy and entitled to vote thereat, shall constitute a quorum at such adjourned meeting for the transaction of any business brought before such adjourned meeting and the act of the Limited Partners holding a majority of the units represented in person or by proxy at such adjourned meeting shall be deemed to constitute the act of all Limited Partners.”

20.	The Amendment is necessary and will not adversely affect the Limited Partners rights but will allow Navios to elect directors and to conduct its business activities in an orderly manner for business properly brought before an annual meeting to be voted on by the Limited Partners in the event an initial quorum cannot be reached.

21.	The Amendment was inadvertently omitted from the Agreement when it was drafted and it is a clerical error that the Amendment is not in the Agreement.

22.	Under the Amendment, the Limited Partners rights are not affected and they maintain all rights, voting and otherwise, that they currently hold and in fact the Amendment will protect all those Limited Partners whose rights are being affected by the inability of Navios to properly conduct its business affairs and activities due to a lack of achieving a quorum at its initial meetings, which are subsequently adjourned in order to try and achieve the necessary quorum.

WHEREFORE, Navios respectfully requests instruction from this Court as to whether Navios is authorized to execute the Amendment and amend the Agreement with such language as is set out in in Paragraph 19 of the Petition as the Court may direct, either with or without a reservation by the Court to determine the propriety and amount of the allowable offset and to issue an order allowing the Amendment to be incorporated into the Agreement.

Respectfully submitted,

Dennis J. Reeder

For Petitioner

Dated: November 1, 2017

EXHIBIT B

Order

[See attached]

NAVIOS MARITIME PARTNERS, L.P., through Its Board of Directors	HC CA 2017-264

Petitioner,

vs.	ORDER FOR SERVICE

THE LIMITIED PARTNERS OF NAVIOS MARITIME PARTNERS, L.P.

Respondents.

It appearing from the Motion and Declaration of the Petitioner that service upon, the Respondents by the same method as used to notify the Limited Partners of the Petitioners of an annual or special meeting of the shareholders is appropriate and reasonable:

It is therefore ordered that service herein may be made on Respondents by forwarding copies of the Petition and of this Order to the Respondents as follows:

1.	By first requesting a list as of a specific record date of all of the record holders of common units (the “Units”), the securities that represent the limited partnership interests of the Petitioner, as identified on the records of Petitioner’s registrar and transfer agent, Continental Stock Transfer & Trust Co. (“Continental”).

2.	Petitioner must then provide personal service on the record holders of the Petitioner, as identified on the books and records of Continental as of the record date specified therein.

3.	Petitioner may rely upon (i) Broadridge Financial Solutions, Inc. (ii) the central securities depository subsidiary of Depository Trust & Clearing Corporation (“DTCC”), the Depository Trust Company (“DTC”), and (iii) all of the brokers holding Units in “street name” to satisfy their legal obligations to convey the information to all of the Units listed as held by Cede & Co. as nominee for DTC.

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4.	Petitioner shall and (i) notify the holders of the Units of the Petitioner by the same methods as which they are notified of an annual or special meeting and provide at least a 30-day calendar window in which a Respondent may reply to the Petition or, in the alternative, or together with service by mail or electronic transmission, and (ii) provide such information in a public filing with the United States of America Securities & Exchange Commission as is typically required under United States of America federal securities laws, the standard method of communication with investors of publicly traded companies.

5.	If sent by registered mail a return receipt shall be requested.

6.	If sent by electronic means service will be deemed to be completed upon being sent.

7.	Such service of the Petition sent in accordance with this Order shall be equivalent to service upon the Respondents by an authorized process server as if they had been personally served.

Dated: November 01, 2017.

Justice, High Court

Republic of the Marshall Islands

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